Exhibit 1.01
Conflict Minerals Report
For The Year Ended December 31, 2017

AZZ Inc. (“AZZ” or “the Company” or “we”) has prepared this Report for the year ended December 31, 2017 to satisfy the requirements of Rule 13p-1 of the Securities and Exchange Act (“the Conflict Minerals Rule” or “the Rule”).

Company Overview

AZZ was established in 1956 and incorporated under the laws of the State of Texas. We are a global provider of metal coating services, welding solutions, specialty electrical equipment and highly engineered services to the power generation, transmission, distribution, refining and industrial markets.

The Company is divided into two distinct operating segments: the Metal Coatings Segment and the Energy Segment. The Metal Coating Segment provides hot dip galvanizing and other metal coating applications to the steel fabrication industry through 45 facilities located throughout the United States and Canada. The Energy Segment is a leading provider of specialized products and services designed to support industrial, nuclear and electrical applications to ensure the safety and reliability of critical infrastructure in the energy markets worldwide.

For more information about the Company, please refer to our website at: www.azz.com.

The Conflict Minerals Rule

Rule 13p-1 was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform Act of 2010 (“Dodd-Frank”). The Rule is applicable to all SEC issuers that manufacture or contract to manufacture products containing tin, tantalum, tungsten or gold (collectively, “3TG” or “conflict minerals”) that are necessary to their functionality or production process.

The Rule provides for a three-step disclosure process. The first step is to determine whether the Rule applies (i.e., a company must determine whether its manufactured products contain 3TG that subject it to the requirements of section 1502 of Dodd-Frank). The second step is to conduct a “reasonable country of origin inquiry” (“RCOI”) to determine whether any of the 3TG in its products originated in the Democratic Republic of Congo or an adjoining country (the “covered countries”) and are not from recycled or scrap sources. Following the RCOI process, if the company has reason to believe that the 3TG in its products may have originated in the covered countries and did not come from scrap or recycled sources, it must move on to the third step, which is to conduct due diligence in an attempt to establish whether the sourcing of the 3TG could have provided funding for armed groups in the covered countries.

Companies requiring due diligence must use a nationally or internationally recognized standard in order to meet their compliance and reporting obligations and file a Conflict Minerals Report (“CMR”) with the SEC that includes a description of those due diligence measures.

Reasonable Country of Origin Inquiry

AZZ is a downstream consumer of 3TG - we do not purchase raw or smelted ores and are several supply-chain layers removed from the mining and processing of these metals. Accordingly, we relied on the participation of our direct suppliers to perform our reasonable country of origin inquiry for calendar year 2017.

The RCOI process consisted of several steps. First, we surveyed each of AZZ’s business units to determine which were likely to source products or components that contain 3TG based on a review of their product lines. Three business units from the Energy Sector indicated that their products could contain 3TG: Nuclear/NLI, Switchgear, and Lighting.

Next, we identified the suppliers to those business units of products or components likely to contain 3TG and we surveyed those suppliers using the Conflict Minerals Reporting Template (“CMRT”) developed by the Electronic Industry Citizenship Coalition - Global eSustainability Initiative (“EICC/GeSI”). The CMRT is a standardized reporting template that facilitates the transfer of information through the supply chain regarding mineral country of origin and the smelters and refiners being utilized. We provided our suppliers instructions on how to complete the CMRT and asked them to return the completed template to the Company by a certain date.

The Company then reviewed the suppliers’ responses for completeness, followed-up on non-responses, and reported on the survey results to senior management. Based on this RCOI process, we concluded that some of the products and components supplied to AZZ in calendar year 2017 may contain 3TG that originated in the covered countries and may not be from recycled or scrap sources. Accordingly, we undertook additional due diligence in an effort to determine whether those minerals originated from sources that finance or benefit armed groups in the covered countries.

Due Diligence Measures Performed

Our due diligence measures were designed to be in conformity with the criteria set forth in the internationally-recognized OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”), as set forth below.

Step 1: Establish Company Management Systems

We undertook the following measures to establish an internal management system to support supply chain due diligence:

•
Assembled an internal, cross-functional team to oversee the Company’s conflict minerals compliance program. The team reports to the Chief Legal Officer and includes representatives from AZZ Corporate and the relevant business units.

•	Adopted a conflict minerals policy and posted that policy on the Company’s website.

•
Documented the process the Company follows to collect information from direct suppliers about the use and origin of the 3TG in its supply chain and to make risk-based sourcing decisions based on that information.

•
Developed a conflict minerals compliance clause for use in future supplier agreements that will require suppliers to: (1) implement a conflict minerals policy; (2) exercise due diligence to investigate the source of 3TG contained in the products supplied to AZZ; and (3) respond in a timely manner to information requests from AZZ pertaining to conflict minerals.

•	Communicated that the Company’s ethics hotline - AZZ Alertline (https://www.azz.alertline.com) - can be used to report concerns regarding compliance with the SEC’s Conflict Minerals Rule.

•	Created a supplier survey database to ensure the retention of relevant documentation.

Step 2: Identify and assess risks in the supply chain

To identify and assess risks in the supply chain, the Company took the following steps:

•	Surveyed the business units to determine which were likely to source products or components that contain 3TG based on a review of their product lines.

•	Identified the direct suppliers likely to source products containing conflict minerals and surveyed those suppliers using the EICC/GeSI CMRT.

•
Summarized the supplier survey results and identified red flags, as that term is defined by the OECD Guidance (i.e., responses from suppliers that indicated that their products contained 3TG that originated in a covered country or whose origin was unknown).

•	Followed up with flagged suppliers in an attempt to determine whether any products containing 3TG from a covered country or whose origin is unknown were in fact supplied to AZZ in calendar year 2017.

•
Checked the list of smelters and refiners identified by our suppliers as known to be sourcing from covered countries against the list of smelters/refiners designated as “conflict-free” by the Conflict Free Sourcing Initiative (“CFSI”).

•	Reported the results of the supplier due diligence and identified compliance risks to the Company’s Chief Legal Officer.

Step 3: Design and implement a strategy to respond to identified risks

The Company developed and documented a red flag review process consistent with the OECD Guide. According to that process, the Company is required to follow-up with suppliers who respond that their products may contain 3TG that originated in a covered country or whose origin is unknown. The purpose of that follow-up is to identify the smelters and refiners from which those minerals were sourced and cross-check those facilities against the list of smelters/refiners designated as “conflict free” by the CFSI. The Company considers the results of that inquiry when deciding how to respond to any identified risks (e.g., encouraging suppliers to transition away from non-CFSI-compliant smelters and refiners, discontinuing sourcing from a supplier, etc.).

Step 4: Carry out an independent third-party audit of smelter/refiner due diligence practices

AZZ supports the mission of CFSI’s Conflict-Free Smelter Program (“CFSP”), an assessment scheme that facilitates independent third-party audits of smelters and refiners. As a downstream consumer of conflict minerals, however, the Company is not required by the OECD Guide to directly audit the smelters/refiners in its supply chain.

Step 5: Report annually on supply chain due diligence

The CMR and the associated Form SD are available online through www.azz.com.

Results of Due Diligence

After performing a reasonable country of inquiry and due diligence for 2017, we have no reason to believe that any of our suppliers source 3TG that directly or indirectly benefit the armed groups in the covered countries. While many of the smelters and refiners in our supply chain have been verified to be conflict-free, we were unable to establish the conflict status of all of our products. This was due to several factors, including:

•	The information our suppliers provided was sometimes insufficient and required follow up, which was not possible in some cases.

•	Some suppliers did not respond to the Company’s requests for information. Others were unable or unwilling to specify the smelters or refiners used to process the 3TG contained in their products.

•	Despite our multiple inquiries, we were unable to confirm that products containing 3TG sourced from the covered countries were in fact supplied to AZZ in calendar year 2017.

Continuous Risk Mitigation Efforts

The Company intends to take the following steps to mitigate the risk that the 3TG in its products may benefit armed groups during the next reporting period:

•	Endeavor to improve the number and quality of supplier responses through more active supplier engagement.

•	Seek to include a conflict minerals compliance clause in new or renewed supplier agreements.

•	Continue to streamline the Company’s internal reporting processes.

As AZZ has not elected to describe any of its products as “DRC conflict free,” this report has not been subject to an independent private sector audit, consistent with the guidance provided by the SEC in its Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule issued on April 29, 2014.

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